AB 3/12

UNIT
SECURITIES AND E.
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M Holdings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland, Oregon 97209
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maria Rogers (503)232-6960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1300 SW Fifth Avenue, Suite 3100, Portland Oregon 97201
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, Maria Rogers (503)232-6960, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M Holdings Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

OFFICIAL SEAL
SUSAN PROVENCHER
NOTARY PUBLIC-OREGON
COMMISSION NO. 425383
MY COMMISSION EXPIRES MAR. 20, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Index
December 31, 2010 and 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors

To the Board of Directors of
M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of M Holdings Securities, Inc. (the "Company") as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2011

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 4,832,042	$ 5,454,868
Commissions receivable	4,548,503	2,660,209
Accounts receivable	483,974	60,711
Deposits with clearing organizations and others (Note 3)	145,011	145,011
Prepaid expenses and other assets	71,026	41,961
Property and equipment, net (Note 2)	42,036	100,455
Secured demand notes collaterized by marketable securities and cash (Note 5)	-	45,000
Total assets	$ 10,122,592	$ 8,508,215
Liabilities		
Commissions payable	$ 7,351,648	$ 6,332,256
Payable to Parent (Note 5)	726,791	534,721
Accounts payable	663,720	26,689
Other liabilities (Note 9)	90,500	75,000
Total liabilities	8,832,659	6,968,666
Commitments and contingencies (Note 9)		
Liabilities subordinated to claims of general creditors	-	45,000
Stockholder's Equity		
Common stock, no par value, 10 shares issued and outstanding, 1,000 shares authorized	25,000	25,000
Additional paid-in capital	24,953,696	21,898,696
Accumulated deficit	(23,688,763)	(20,429,147)
Total stockholder's equity	1,289,933	1,494,549
Total liabilities and stockholder's equity	$ 10,122,592	$ 8,508,215

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Operations
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Insurance commissions	$ 102,367,771	$ 119,601,062
Investment advisory fees	5,291,700	3,732,076
Mutual fund transactions	4,995,018	3,026,762
Securities transactions	2,177,595	1,987,585
Supervisory fees	1,039,838	913,367
Other income	355,620	357,375
Investment income	35,669	37,062
Total revenues	116,263,211	129,655,289
Expenses		
Registered representative compensation	110,905,599	123,883,449
Employee compensation and benefits	4,652,010	4,473,098
Office	1,962,361	2,108,132
Outside professional services	1,126,503	1,243,343
General and administrative	564,196	671,619
Travel	191,087	180,207
Marketing	47,348	38,324
Recruiting and relocation	39,141	30,160
Education	34,582	33,199
Total expenses	119,522,827	132,661,531
Net loss	$ (3,259,616)	$ (3,006,242)

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.

(a wholly-owned subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Totals
	Shares	Amount			
Balances as of December 31, 2008	10	$ 25,000	$ 19,478,696	$ (17,422,905)	$ 2,080,791
Capital contributions from Parent	-	-	2,420,000	-	2,420,000
Net loss	-	-	-	(3,006,242)	(3,006,242)
Balances as of December 31, 2009	10	25,000	21,898,696	(20,429,147)	1,494,549
Capital contributions from Parent	-	-	3,055,000	-	3,055,000
Net loss	-	-	-	(3,259,616)	(3,259,616)
Balances as of December 31, 2010	10	$ 25,000	$ 24,953,696	$ (23,688,763)	$ 1,289,933

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net loss	$ (3,259,616)	$ (3,006,242)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Depreciation	68,434	108,559
Changes in operating assets and liabilities		
Commissions receivable	(1,888,294)	2,449,612
Accounts receivable	(423,263)	3,587
Deposits with clearing organizations and others	-	(11)
Prepaid expenses and other assets	(29,065)	(19,706)
Commissions payable	1,019,392	(3,117,265)
Payable to Parent	192,070	323,419
Accounts payable	637,031	(117,390)
Other liabilities	15,500	(25,000)
Net cash used in operating activities	(3,667,811)	(3,400,437)
Cash flows from investing activities		
Purchases of property and equipment	(10,015)	(88,186)
Net cash used in investing activities	(10,015)	(88,186)
Cash flows from financing activities		
Proceeds from capital contributions from Parent	3,055,000	2,420,000
Net cash provided by financing activities	3,055,000	2,420,000
Net decrease in cash and cash equivalents	(622,826)	(1,068,623)
Cash at beginning of year	5,454,868	6,523,491
Cash at end of year	$ 4,832,042	$ 5,454,868
Supplemental cash flow disclosures		
Noncash investing and financing activity		
Liabilities subordinated to claims of general creditors (Note 5)	$ -	$ 45,000
Fully depreciated property & equipment (Note 2)	$ 1,898,083	$ -

The accompanying notes are an integral part of these financial statements.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Statements of Changes in Liabilities
(Subordinated to Claims of General Creditors)
Years Ended December 31, 2010 and 2009

Subordinated liabilities at December 31, 2009	$ 45,000
Payment of subordinated liabilities	(45,000)
Subordinated liabilities at December 31, 2010	$ -

The accompanying notes are an integral part of these financial statements.

1. Basis of Presentation and Significant Accounting Policies

Organization and Nature of Business

M Holdings Securities, Inc. (the "Company"), an Oregon corporation was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of M Financial Holdings Incorporated (the "Parent"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

Basis of Presentation

The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including insurance and investment advisory business, and agency transactions.

The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Commissions

Commissions related to insurance, mutual fund and securities transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statements of financial condition.

Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Accounts Receivable

Management believes the amount of any uncollectible accounts receivable is immaterial as of December 31, 2010 and 2009; accordingly, no provision for uncollectible accounts has been recorded.

Advertising Costs

Advertising costs are expensed as incurred.

Cash and Cash Equivalents

The Company's cash consists of bank deposits and money market instruments. For purposes of the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded upon placement in service, using the double-declining-balance method over estimated useful lives of three to seven years. The mid-quarter or half-year convention is utilized and is applied in the year of purchase. The convention is contingent on the percentage of property and equipment that were placed into service in the fourth quarter compared to the rest of the year. If over 40% of the total property and equipment additions for the year are placed into service during the fourth quarter, the mid-quarter convention will be utilized for these additions. If less than 40% of total additions for the year occur in the fourth quarter, the half-year convention will be utilized.

The Company capitalizes software purchased from third parties if the related software product under development has reached technological feasibility. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The Company amortizes software over a three-year period.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, on statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
In preparing the consolidated financial statements, the Company has reviewed events that occurred after December 31, 2010, the balance sheet date, up until the issuance of the financial statements, which occurred on February 25, 2011.

Reclassifications
Certain amounts have been reclassified to conform to the current year presentation.

2. Property and Equipment

As of December 31, 2010 and 2009, property and equipment consists of the following:

	2010	2009
Capitalized software	$ 1,013,241	$ 2,797,865
Equipment	109,202	211,609
Furniture and fixtures	1,200	2,237
	1,123,643	3,011,711
Less accumulated depreciation	(1,081,607)	(2,911,256)
	$ 42,036	$ 100,455

Depreciation expense for the years ended December 31, 2010 and 2009 was $68,434 and $108,559, respectively.

3. Deposits with Clearing Organization and Others

The Company settles commissions and other transactions through another broker-dealer, Pershing LLC, on a fully disclosed basis.

The Company follows the guidance prescribed in a SEC No-Action Letter (the "Letter") dated November 3, 1998, which allows introducing broker-dealers to include assets in the proprietary account of an introducing broker-dealer ("PAIB assets") as allowable assets in their net capital computations, providing the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both the introducing broker-dealer and the clearing broker-dealer enter into a written agreement in accordance with the Letter. On September 6, 1999, the Company and Pershing LLC entered into a written agreement in accordance with the provisions of the Letter. The agreement requires Pershing LLC to calculate the reserve requirement in accordance with the Letter.

As of December 31, 2010 and 2009, Pershing LLC computed the reserve requirement for proprietary accounts of the introducing broker-dealer. The amount held on deposit in the Company's reserve bank account is $100,000 as of December 31, 2010 and 2009 (included in deposits with clearing organizations and others in the statements of financial condition).

As of December 31, 2010 and 2009, the Company holds $20,000 on deposit with the National Securities Clearing Corporation (included in deposits with clearing organizations and others in the statements of financial condition).

4. Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the

"applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2010 and 2009, the Company has net capital of $476,778 and $1,178,126, which is $226,778 and $928,126 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

5. Related-Party Transactions and Merger Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include registration, assessments, fees, advertising and marketing, taxes, insurance, compensation related to production, and supplies, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2010 and 2009, $726,791 and $534,721, respectively, is payable to the Parent for expenses. The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of $300,000.

The Company incurred net losses of $3,259,616 and $3,006,242 for the years ended December 31, 2010 and 2009, respectively. Management recognizes that the Company will continue to rely on capital contributions from the Parent to fund operations until the revenue base is sufficient to cover operating expenses and required net capital. The Company received $3,055,000 and $2,420,000 in capital contributions from the Parent for the years ended December 31, 2010 and 2009, respectively. The Parent has represented that it will continue to provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses.

As of December 31, 2010 and 2009, the Company has approximately $286,000 and $35,000, respectively, in commissions payable to Management Compensation Group Northwest, LLC (dba "M Benefit Solutions"), a wholly owned subsidiary of the Parent. The commission expense between related parties (included in registered representative compensation in the statements of operations) amounted to approximately $2,336,000 and $2,441,000 for the years ended December 31, 2010 and 2009, respectively.

On December 30, 2009, the State of Oregon approved the Company's merger with Becker and Suffern, Ltd ("Becker"), a broker-dealer. Per the terms of the merger agreement, the Company temporarily maintained custody of Becker's deposit account with its clearing broker of $25,000 (included in prepaid expenses and other assets in the statements of financial condition). In January 2010, the Company refunded the deposit back to the former stockholders of Becker.

In addition, the Company assumed two $22,500 subordinated collateralized noninterest bearing notes. The Company obtained FINRA's approval to repay the subordinated collaterialized noninterest bearing notes in February 2010 and the collateral was remitted back to the former stockholders of Becker.

6. Income Taxes

The Company's financial results directly impact the Parent's calculation of the Incentive Compensation Plan ("ICP") payable to its producers. The Company's losses directly reduce the amount of ICP expense payable by the Parent. Accordingly, losses sustained by the Company do not provide an income tax benefit to the Parent and ultimately are not realizable.

The reconciliation of the amounts computed by applying the statutory U.S. federal income tax rate of 34% to the net losses for 2010 and 2009 is as follows:

	2010	2009
Computed income tax benefit	$ 1,108,269	$ 1,022,122
Decrease in income tax benefit resulting from miscellaneous permanent differences	(25,436)	(23,317)
Federal income tax benefit	1,082,833	998,805
Valuation allowance	(1,082,833)	(998,805)
Federal income tax incurred	$ -	$ -

The temporary differences that give rise to significant components of the deferred income tax assets and liabilities as of December 31, 2010 and 2009, relate to the following:

	2010	2009
Deferred income tax assets		
Net operating loss carryforward	$ 7,984,118	$ 6,987,926
Other	506,509	419,884
Total deferred income tax assets	8,490,627	7,407,810
Valuation allowance	(8,490,627)	(7,407,810)
Net deferred income tax assets	$ -	$ -

As noted above, management has established a valuation allowance of $8,490,627 and $7,407,810 to fully reserve against its deferred income tax assets as the Company's results of operations do not provide a realizable income tax benefit as of December 31, 2010 and 2009, respectively.

There are no deferred income tax liabilities as of December 31, 2010 and 2009.

7. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

8. Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values, because of the short maturity of the instruments.

9. Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

There is no maximum amount assigned to the right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to the right. As of December 31, 2010 and 2009, the Company has recorded no liabilities with regard to the right. During 2010 and 2009, the Company did pay the clearing brokers any amounts related to these guarantees.

In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties and clearing broker. The Company has the right to pursue collection from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the event of an early insurance policy lapse, there are certain situations where the Company may be charged back for commissions received. In these situations, the Company has the right to charge the Registered Representative and the Member Firm for the commissions paid associated with the lapsed policy. In such a circumstance, the risk of default depends on the credit worthiness of the Registered Representative and the Member Firm.

The Company, its Parent and its Parent's subsidiaries, in common with the insurance industry in general, are subject to litigation in the normal course of their business. In addition, the Company is named in claims before FINRA relating to the actions of its registered representatives. The Company maintains an insurance policy for errors and omissions which cover such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. As of December 31, 2010 and 2009, the Company has accrued $90,500 and $75,000 relating to the insurance deductibles. The Company's management does not believe that such litigation, or the claims before FINRA, will have a material effect on its financial position.

10. Regulatory Matters

As a regulated entity, the Company is subject to certain audits, examinations, reviews, etc. by various regulatory agencies.

During 2009, the Company received inquiries from FINRA regarding certain of its policies and practices with respect to corporate bond pricing and life settlements. The Company is cooperating fully with FINRA regarding these matters. The Company's management does not believe such inquiries will have a material effect on its financial condition or results of operations for the year ended December 31, 2010.

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2010

Schedule I

Computation of net capital		
Total stockholder's equity in statement of financial condition	$	1,289,933
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Less nonallowable assets		
Property and equipment, net		42,036
Accounts and commissions receivable		716,927
Deposits with clearing organizations and others		25,000
Prepaid expenses and other assets		21,695
Net capital before haircuts on securities positions		484,275
Haircut on certificate of deposit and other securities		7,497
Net capital	$	476,778
Computation of alternative net capital requirement		
Minimum dollar net capital requirement (greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital		226,778
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement		176,778

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2010.

M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)
Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In planning and performing our audit of the financial statements of M Holdings Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related

PRICEWATERHOUSECOOPERS

costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1300 SW Fifth Avenue
Suite 3100
Portland OR 97201
Telephone (971) 544 4000
Facsimile (971) 544 4100

Report on Agreed Upon Procedures - SEC Rule 17a-5(e)(4)
Report of Independent Accountants

To the Board of Directors of
M Holdings Securities, Inc.
(a wholly-owned subsidiary of M Financial Holdings Incorporated)

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of M Holdings Securities, Inc. for the year ended December 31, 2010, which were agreed to by M Holdings Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating M Holdings Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for M Holdings Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Check number 70058, dated July 21, 2010 in the amount of $5,358 obtained from M Holdings Securities, Inc, noting no differences.
2. Compared the Total Revenue amount reported on page 5, line 9 of Form X-17A-5 for the quarters ended December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010 to the Total revenue amount of $116,263,212 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared deductions on line 2c(1), revenues, of $111,086,625 to the SIPC supporting schedule and the December 31, 2010 trial balance provided by M Holdings Securities, Inc., noting no differences.
   b. Compared deductions on line 8, other revenues, of $1,039,838 to the December 31, 2010 trial balance provided by M Holdings Securities, Inc., noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $4,136,807 and $10,342, respectively of the Form SIPC-7, noting no differences.

PRICEWATERHOUSECOOPERS

b. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, line 1 of $111,086,625 on the SIPC supporting schedules and December 31, 2010 trial balance, noting no differences.

c. Recalculated the mathematical accuracy of the deductions on page 2, item 2c, line 8 of $1,039,838 on the SIPC supporting schedules and December 31, 2010 trial balance, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of M Holdings Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

PRICEWATERHOUSECOOPERS

M Holdings Securities, Inc.

(a wholly-owned subsidiary of
M Financial Holdings Incorporated)
Financial Statements and Supplementary
Information Pursuant to SEC Rule 17a-5
December 31, 2010 and 2009